PAULSON
& CO.
INC.

Investment Management

1133 Ave. of the Americas
New York, NY 10036 USA
TEL: +1 212 956-2221
FAX: +1 212 977-9505

October 22, 2019

Board of Directors
Callon Petroleum Company
2000 W. Sam Houston Parkway South
Suite 2000
Houston, TX 77042

Dear Members of the Board,

As you are aware, we are managers of funds owning 21,593,523 shares of Callon Petroleum, representing approximately 9.5% of the outstanding shares. Since our letter of September 9, many Callon shareholders and research analysts have expressed a strong interest in our views and have communicated that they share many of our concerns.

We have read the definitive proxy and the most recent press releases and presentation. As the company's third-largest publicly disclosed shareholder, we write to you to express in detail our continued concerns with the proposed Carrizo transaction.

Strategy
1) In its press release from September 26, the Callon board claims to have "evaluated and considered several alternatives for maximizing shareholder value over the past two years." However the definitive proxy discloses that the board failed to engage external advisors to properly solicit interest in strategic alternatives involving a change in control of Callon.
2) In the absence of a full market check, it is hard to understand how the Callon board got comfort relying only on management to evaluate strategic alternatives. Without external advisers, it is hard to see how the board could have managed a critical conflict of interest, specifically management's incentive to avoid transactions that deliver value to shareholders but result in changes to management.
3) While the final proxy includes a background that included "discussions with two similarly sized counterparties,"[1] there is no disclosure on the depth of those conversations, specifically whether there were any specific terms proposed or negotiated with either of these counterparties, directly or through advisors.
4) Critically, the Callon management and board remain silent on why they didn't consider transactions with larger companies that could pay a premium for Callon. This omission is extremely troubling to us as shareholders.

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[1] Callon Petroleum Proxy Filed October 9, 2019, Page 68

5) Surprisingly, the proxy discloses that transactions with the two similarly-sized counterparties "were not pursued as the combinations were determined not to advance Callon's corporate operational and financial goals." Over the past four years, investors have contributed nearly $3 billion of capital in six different offerings in support of a Permian-focused strategy, and the proposed Carrizo transaction represents a radical departure towards now becoming a multi-basin, non-Permian focused operator. Callon's "operational and financial goals" need to be clear, measurable and consistent with how the owners of the company are rewarded, particularly in light of this transaction's fundamental reversal of corporate strategy.

Financials

We as shareholders rely upon generally accepted accounting principles (GAAP) in assessing the merits of transactions. Unfortunately, Callon's statements of the purported financial benefits of the proposed Carrizo merger rely almost entirely on non-GAAP metrics. As Callon notes repeatedly, non-GAAP metrics "should not be construed as a substitute for cash flow provided by operating activities or other measures prepared in accordance with GAAP."[2] It seems strange, at a minimum, that Callon puts forward non-GAAP financial metrics and simultaneously tells shareholders that they should not be relied upon.

Having carefully analyzed the financial ramifications of this proposed transaction in detail, we conclude that Callon's board has unduly relied on non-GAAP metrics that exclude real cash costs and do not fully capture the value-destructive nature of the deal. We believe that the Board has an obligation to share GAAP projections for both Callon and Carrizo, and to provide a clear and transparent bridge to the stated non-GAAP metrics on both a stand-alone basis and a pro-forma basis. Without full disclosure, in our view the board is effectively disenfranchising shareholders by preventing them from making fully-informed voting decisions.

For example, Callon management has characterized the proposed transaction as a short-term funding mechanism, acquiring temporary cash flows from the Eagle Ford to fund further drilling in the Permian. In its September 5 presentation, Callon implies it expects to generate $300 million of "free cash flow" on a pro-forma basis (the "Projection") over the next two years. Interestingly, in the definitive proxy there is no direct mention or a definition of this metric which has become management's main selling point for this deal. Assuming strip pricing for oil and gas, in the view of our firm Callon in fact generates little to no excess cash flow when properly accounting for claims on cash flow that Callon's non-GAAP measures amazingly omit:

- corporate interest expense and preferred dividends (annual pro-forma $184 million, or $175 million if the preferred notes are redeemed and funded by the revolver);
- capitalized and expensed G&A ($120 million after giving credit for $40 million of synergies);
- other spending needs, including $94.5 million of transaction-related expenses and $75 million contingent payments to be made to ExL Petroleum in connection with Carrizo's acquisition of ExL in 2017; and
- unclear one-off cash expenses to realize potential synergies

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[2] Callon Petroleum Proxy Filed October 9, 2019, Page 97, 98, 101, 102, 103 and 104.

In the absence of clear disclosure, we must assume that the non-GAAP projections *exclude* the entirety of these financing costs, G&A expenses, and the above-mentioned other undefined non-operational expenditures. Callon today capitalizes $100-105 million of non-operational capital expenditures, including almost 100% of interest expense. If Callon is claiming that the Projection includes all relevant claims on cash flow, then it must provide specific and more disclosure on how these figures are derived.

From another perspective, over the next two years, the combined company will incur corporate interest expense and preferred dividend payments of $368 million ($350 million if the preferred notes are redeemed), $240 million of G&A expenses, $94.5 million of transaction expenses if the deal closes, and $75 million of contingent payments. This means the combined entity has to generate at least $1.1 billion of cash flow after capital expenditures from field-level operations in order to generate the promised $300 million of free cash flow. Given current strip prices, Callon's production guidance, lower expected oil cut from the addition of Carrizo's gassy Permian assets and operational capital guidance disclosure, we are at a complete loss to see how the combined company can generate the free cash flow that Callon implies.

In public responses, Callon asserts that the Carrizo transaction is "accretive on all per-share metrics"[3]. We insist that you release your detailed calculations, specifically with respect to cash flow on a GAAP basis, including all expected future benefits and costs related to the proposed transaction. Using Callon's incomplete figures, the proxy gives non-GAAP management projections over the next two years for stand-alone Callon of $242 million of adjusted operating cash flow less capital expenditures. This compares to $300 million of "free cash flow" for the pro-forma combined entity (as per company presentations):

($ in millions)	2019E		2020E		2021E		2022E
Total net daily production (Mboe/d)		39.7		46.0		54.1	67.4
Net daily oil production (Mbo/d)		31.2		36.7		43.2	53.8
Adjusted EBITDAX[1]	$	529	$	679	$	800	$	991
Adjusted operating cash flow[2]	$	483	$	676	$	797	$	988
Capital expenditures[3]	$	515	$	− 581	$	− 650	$	753
				95	+	147	= 242

Unaudited Callon Financial and Operating Forecast with NYMEX oil and gas strip pricing

FREE CASH FLOW [2] ($mm)



- PRO FORMA

$300MM +

2020 – 2021E Target

Source: Callon Petroleum Proxy Filed October 9, 2019 Page 96, Callon Petroleum Presentation September 5, 2019 Page 14, Paulson & Co.

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[3] Callon Petroleum Press Release Dated September 9, 2019 and October 10, 2019

When viewed on a per-share basis, given that Callon stand-alone was set to generate $1.06/share in adjusted cash flow less capital expenditures, the pro-forma combined business will generate only $0.72/share in "free cash flow," implying 32% dilution to Callon shareholders!

We believe Callon by itself has a very manageable balance sheet, with only $178 million drawn on its revolver maturing in 2023 and senior notes maturing in 2024 and 2026. Meanwhile, Carrizo has $841 million drawn on its revolver maturing 2022 (one year earlier than Callon's own revolver), notes maturing in 2023 and 2025 (one year earlier than Callon's stand-alone debt) and $200 million of preferred notes that may have to be redeemed by drawing on a revolver. As part of the transaction, Callon will have to pay $94.5 million of transaction expenses and will inherit $267 million of additional working capital deficit. Incorporating all these costs, pro-forma for the transaction, Callon shareholders will be further subordinated by $1.2 billion of short-term debt[4] and an additional $900 million of notes that begin to come due earlier than the stand-alone profile of Callon. In sum, Callon's pro-forma net debt will increase from $1.2 billion to $3.5 billion, the debt will mature sooner, and cash interest expense and preferred dividends will nearly triple from $69 million to $184 million[5]. How can the board credibly claim that this transaction "de-risks the capital structure,"[6] especially since Callon's supposed "free cash platform"[7] excludes (by omission) substantial costs that Callon will be responsible for as part of this proposed transaction?

We are particularly concerned with Callon's September 26th sudden promises of future asset sales to improve the initial leverage of the combined business. This strikes us as a critical admission that this deal worsens the balance sheet of the proposed combined entity and asset sales are needed to address this problem. Unfortunately, much like the promises made when the deal was first announced, Callon's statements are heavy on headlines, but light on meaningful detail.

In response to the promise of $300-400 million of asset sales, Callon should tell shareholders:

1) how the Board justifies approving this transaction for the supposed cash flow generation of the Eagle Ford assets, then turns around and promises to sell "select acreage" at an acceptable price;
2) how these will be completed in a manner accretive to Callon, given the steep multiple discount for Eagle Ford assets in the marketplace, especially considering the premium being offered in the main deal for Carrizo's shorter-life and inferior assets;
3) how the Company derives these asset sale targets, given that the assets to be shed are non-core in nature and likely to trade at low valuations;
4) the negative operating cost and cash flow impacts that offset any potential monetization of infrastructure assets; and
5) as the proposed asset sales are not merger-specific, why neither company pursued such sales previously and why they need the Carrizo transaction to close to effectuate them.

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[4] If the preferred notes are redeemed this amount increases by another $200 million
[5] Includes preferred dividend at current rate and estimated pro-forma interest
[6] Callon Petroleum Press Release September 9, 2019
[7] Ibid

Without further clarity, these plans for asset sales, released after the original deal announcement, unsuccessfully try to rescue a bad deal, poorly received by and destructive to Callon shareholders, and dilutive to the company's superior Permian assets.

When viewed on a net debt to EBITDA basis, this deal increases the leverage profile from 1.9x to 2.4x on 2020E consensus EBITDA, even including $40 million of G&A synergies. We are unable to assess whether leverage increases or decreases as a result of any asset sales since management has not provided any sufficient detail to do so. The company should be seeking a deal that helps de-lever the balance sheet, not increase it!

Finally, in our view, Callon cannot credibly claim that the "total NPV synergies of $850 million [...] are expected to deliver over $2 per share of value to its shareholders" when:

1) $600 million out of the total are derived from capitalizing unattainable operational benefits, which many investors and sell-side analysts heavily discount;
2) $252 million of those synergies were transferred to Carrizo on the announcement of this proposed deal with the premium offered at the proposed exchange ratio;
3) $60 million of costs associated with restrictions on tax attributes are excluded; and
4) the remaining $538 million of those purported synergies are to be shared 54% and 46% by Callon and Carrizo shareholders respectively.

Many investors and analysts are skeptical about the operational synergies due to, among many reasons, the simple fact that Carrizo's acreage is not physically contiguous to Callon's acreage.

Compensation/Golden Parachutes
1) Though there is no change of control at Callon, with shareholders maintaining 53% in the equity of the proposed new Callon, the Board is proposing to give the top four Callon managers an entitlement up to $10.7 million solely as a "success fee" for this transaction. This bonus to Callon's management is on top of Carrizo's change-in-control payments to its own management of $29.1 million. Collectively, Callon shareholders are funding up to $40 million in personal compensation to two management teams with no accountability while suffering all of the loss in shareholder value.
2) It is unclear whether these payments to Callon and/or Carrizo management are included in the $94.5 million of estimated transaction costs, or are in addition to these costs.
3) It is unclear whether there any other payments expected to be made to other management or employees of either company not named as executive officers, and if so how such payments are quantified and accounted for.
4) It is unclear how much of the $94.5 million of transaction expenses will be expensed vs. capitalized. If there are additional amounts to be capitalized, Callon needs to disclose how much those additional amounts are and what they are for.

Governance
1) It has become seemingly clear to us that Callon management is pursuing this deal at least in part due to the board's compensation principles which we believe are not aligned with shareholder value. Callon should explain why its board eliminated cash flow growth per

debt-adjusted share, the only per-share metric in the quantitative criteria, for compensation purposes in 2019 vs. 2018. Callon should tell shareholders why there are no per-share value metrics in any of the quantitative measures for calculating compensation for Callon management. This strong misalignment of incentives is deeply troubling to us and a disservice to shareholder interests.

2) The Non-binding Compensation Advisory Proposal is subject to a Callon shareholder vote, yet the proxy reads: "regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Callon named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote." In other words, regardless of what shareholders think about the say-on-pay proposal, management golden parachutes will nevertheless be triggered. This merger windfall to Callon management is outrageous when there is no change in control at Callon and the company's shareholders have lost nearly half a billion dollars in value.

3) Callon is seeking shareholder authorization to amend the corporate charter to increase the number of authorized shares of stock to 750 million (vs. the current 300 million). Callon gives no explanation as to why it seeks an excess authorization of over 300 million shares above and beyond those needed for the Carrizo transaction.

We remain concerned that with this deal Callon reverses its long-held Permian-basin strategy in favor of an inferior alternative, presents shareholders with inappropriate, non-GAAP numbers to support a value-destructive deal, and enriches insiders that are not properly aligned with shareholders. When a board brings such a controversial transaction to shareholders, raising fundamental questions about economic value, financial metrics and corporate governance, and at the end of the day the board's own poor business judgement, shareholders deserve prompt, thoughtful and public answers. We remain strongly opposed to this proposed transaction with Carrizo and will vote our shares against it.

Sincerely,





Marcelo Kim
Partner
Paulson & Co. Inc.

Jim Hoffman
Partner
Paulson & Co. Inc.